SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



03027257



SEC MAIL PROCESSING
RECEIVED
JUL 17 2003
WASH. D.C. 152 SECTION

FORM 11-K/A

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002



PROCESSED
JUL 18 2003
THOMSON FINANCIAL

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____ to ____

Commission File Number 1-3822

A. Full title of the Plan:

Campbell Soup Company Savings Plus Plan
For Salaried Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 17 pages including exhibits. An index of exhibits is on page 15.

Campbell Soup Company
Savings Plus Plan for Salaried Employees
Index to Financial Statements and Additional Information

* The additional information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Participants and Administrative
Committee of the Campbell Soup Company
Savings Plus Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Campbell Soup Company Savings Plus Plan for Salaried Employees (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 16, 2003

Campbell Soup Company
Savings Plus Plan for Salaried Employees
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
(in thousands)

	2002	2001
Interest in Master Trust, at fair value	$ 336,435	$ 412,930
Net assets available for benefits	$ 336,435	$ 412,930

The accompanying notes are an integral part of these financial statements.

Campbell Soup Company
Savings Plus Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001
(in thousands)

	2002	2001
Additions:		
Additions in net assets attributed to:		
Plan's share of investment income of Master Trust:		
Interest and dividends	$ 5,135	$ 5,827
Other	122	61
	5,257	5,888
Contributions:		
Employer	6,620	6,034
Participants	25,664	24,415
	32,284	30,449
Total	37,541	36,337
Deductions:		
Deductions for net assets attributed to:		
Plan's share in investment losses of Master Trust:		
Net depreciation in fair value of investments	(81,836)	(63,713)
Benefits paid to participants	(32,200)	(37,165)
Total	(114,036)	(100,878)
Net decrease	(76,495)	(64,541)
Net assets available for benefits:		
Beginning of year	412,930	477,471
End of year	$ 336,435	$ 412,930

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering salaried employees at substantially all domestic locations of Campbell Soup Company (the "Company" or "Campbell Soup") and its subsidiaries and certain other former employees. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is supervised, administered, and interpreted by an Administrative Committee which is appointed by the Board of Directors of the Company. The Administrative Committee comprises one or more persons who may be, but need not be, employees or members of the Board of Directors of the Company.

Employee Contributions
Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. Prior to January 1, 2002, monthly contributions were limited to a pre-tax maximum of 15% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's earnings, as defined, in multiples of 1%. Effective January 1, 2002, monthly contributions were limited to a 15% pre-tax maximum with respect to a highly compensated employee or 50% with respect to a non-highly compensated employee. In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed 15% with respect to a highly compensated employee or 50% with respect to a non-highly compensated employee. However, in accordance with the Internal Revenue Code ("IRC"), the amount of a participant's pre-tax contribution for calendar years 2002 and 2001 was limited to $11,000 and $10,500, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Employer Contributions
The Company makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's earnings beginning after one full year of service. The Company, at its discretion, may also make an additional annual contribution based on the Company's fiscal year financial performance. All Company contributions shall be invested in the Campbell Soup Company Stock Fund. These non-participant directed contributions and the related investment earnings cannot be transferred to any of the Plan's other investment funds until attainment of age 55 and 10 years of service. Effective January 1, 2003, the Plan was amended to permit participants to transfer any portion of the Company contributions and related investment earnings to any of the Plan's other investment funds.

Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Employees can receive dividends paid on the Company's stock held in the Campbell Soup Company Stock Fund as income (cash) or reinvest the dividends back into the Campbell Soup Company Stock Fund.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on the following:

Completed Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following eleven investment options.

Campbell Soup Company Stock Fund. Funds are invested primarily in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

Templeton Foreign Funds. Funds are invested in shares of a registered investment company managed by Templeton Global Advisors Limited that invests primarily in an internationally diversified portfolio of equity securities.

MSI Small Company Growth. Morgan Stanley Investment Management seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of small U.S. and, to a limited extent, international markets.

Western Asset Core. Funds are managed by Western Asset Management Company and are invested in a portfolio of fixed income securities of various maturities.

Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments ("Fidelity") which invests in short and long-term investment contracts issued by insurance companies.

Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and international issuers.

Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in shares of the Standard & Poor's 500 stock index.

Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and international markets.

Prior to January 1, 2002, employees had the ability to direct employee contributions into the *International Growth and Income Fund.* No future contributions may be made to the fund, although current fund balances may remain.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 6 months to 4.5 years. The loans are secured by the balance in the participant's account and bear interest at two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are paid ratably through payroll deductions. A $35 loan origination fee and a $15 annual loan maintenance fee are charged to participants with loan balances. Such fees are presented as deductions on the statement of changes in net assets.

Payment of Benefits

A participant who has five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of his or her account balance. If a participant is under age 59 ½, a withdrawal may be made from the participant's pre-tax account without penalty only if a financial hardship is demonstrated.

Forfeited Accounts

In 2002 and 2001, forfeited nonvested accounts totaling approximately $0 and $59,056, respectively, were used to reduce the Company's matching contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaling approximately $1,219,000 and $1,106,000 were available to reduce future Company contributions and to offset administrative fees.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Master Trust Participation
The Plan participates in the Campbell Soup Company Savings and 401(k) Plans Master Trust (the "Master Trust"). The Master Trust combines, for administrative purposes, the assets of the Plan and those of the other defined contribution plan of the Company within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust.

Investment Valuation and Income Recognition
The interest of the Plan in the Master Trust is stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Master Trust at year end. The fair value of the Campbell Soup Company Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell Soup common stock and short-term money market investments. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan was borrowed.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan and related Master Trust are designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

4. Related Party Transactions

Certain Plan investments are shares of mutual funds and one collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Certain administrative expenses are paid by the Company, as provided by the Plan document. Administrative fees for services provided by Fidelity for the Master Trust amounted to approximately $124,000 and $127,000 for the years ended December 31, 2002 and 2001, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Master Trust

The net assets available for benefits of the Master Trust at December 31, 2002 and 2001 were as follows (in thousands):

	2002	2001
Assets:		
Investments, at fair value	$471,672	$575,828
Net assets available for benefits	471,672	575,828
Plan's interest in Master Trust	336,435	412,930

The Plan's interest in the net assets available for benefits of the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identified by each participating plan.

At December 31, 2002 and 2001, the Plan's interest in the Master Trust was approximately 71% and 72%, respectively, of the fair value of the Master Trust's net assets.

The following summarizes the changes in net assets available for benefits of the Master Trust for the years ended December 31, 2002 and 2001 (amounts in thousands):

	2002	2001
Additions:		
Interest and dividends	$ 7,187	$ 7,705
Contributions:		
Employer	10,227	9,690
Participants	36,975	36,761
	47,202	46,451
Total	54,389	54,156
Deductions:		
Net depreciation in fair value of investments	(113,714)	(86,222)
Benefits paid to participants	(44,722)	(50,950)
Other	(109)	(108)
Total	(158,545)	(137,280)
Net decrease	(104,156)	(83,124)
Net assets available for benefits:		
Beginning of year	575,828	658,952
End of year	$ 471,672	$ 575,828

The Master Trust's investments (including investments bought and sold, as well as held during the year) depreciated in value, as follows (amounts in thousands):

	Years Ended December 31,	
	2002	2001
Registered investment companies	$ (65,397)	$ (50,421)
Stock funds	(48,317)	(35,801)
	$(113,714)	$ (86,222)

The fair value of investments held which represent 5% or more of the Master Trust's net assets are as follows (amounts in thousands):

	December 31,	
	2002	2001
Campbell Soup Company Stock Fund	$ 191,254	$ 238,866
Fidelity Investments Equity-Income Fund	46,549	60,199
Spartan U.S. Equity Index Fund	22,119	29,386
Fidelity Investments Magellan Fund	65,910	91,182
Fidelity Investments Growth Company Fund	40,765	63,433
Fidelity Retirement Money Market Fund	28,041	26,313

The Campbell Soup Company Stock Fund includes non-participant directed investments of approximately $30,834 and $26,113 at December 31, 2002 and December 31, 2001, respectively.

Campbell Soup Company
Savings Plus Plan for Salaried Employees
Form 5500, Schedule H, Part IV, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2002
(in thousands)

Identity of Issue	Description of Investment	Cost	Current Value
* Campbell Soup Company	Common Stock Fund	$ 120,804	$ 115,917
* Franklin Templeton Investments	Templeton Foreign A	2,483	2,260
* Morgan Stanley Investment Management	MSI Small Company Growth B	1,762	1,498
* Western Asset Funds, Inc	Western Asset Core	3,134	3,199
* Fidelity Investments	Magellan Fund	63,672	51,440
* Fidelity Investments	Equity-Income Fund	39,028	35,509
* Fidelity Investments	Growth Company Fund	51,965	33,312
* Fidelity Investments	International Growth & Income Fund	12,725	9,921
* Fidelity Investments	Asset Manager Fund	18,049	15,340
* Fidelity Investments	Retirement Money Market	21,691	21,691
* Fidelity Investments	Managed Income Portfolio	23,855	23,855
* Fidelity Investments	Spartan U.S. Equity Index Fund	21,792	18,822
* Participant Loans	Interest rates ranging from 6% to 11%	-	3,671
		$ 380,960	$ 336,435

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES

By: 

Robert A. Schiffner
Chairman of the Administrative Committee

Date: June 27, 2003

INDEX OF EXHIBITS

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-59797) of Campbell Soup Company of our report dated May 16, 2003 relating to the financial statements of Campbell Soup Company Savings Plus Plan for Salaried Employees, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 26, 2003

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the "Plan") on Form 11-K/A for the fiscal year ended December 31, 2002, (the "Report"), I, Robert A. Schiffner, as Chairman of the Administrative Committee, the Plan Administrator of the Plan, and as Chief Financial Officer of Campbell Soup Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the net assets available for plan benefits and the changes in net assets available for plan benefits of the Plan.

By: 
Robert A. Schiffner
Chairman of the Administrative
Committee of the Plan

By: 
Robert A. Schiffner
Chief Financial Officer of
Campbell Soup Company

Dated: June 27, 2003

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Report and shall not be deemed "filed" by the Plan for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.